AEM SPA

08000165

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/271/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

December 29, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
JAN 4 2008
Washington, DC
100

Encl.

dw 1/14

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

AEM - ASM MERGER: ANTITRUST AUTHORITY AUTHORISATION

Milan - Brescia 28 December 2007. At the request of Consob, AEM S.p.A ("AEM") and ASM S.p.A. ("ASM") announce the principal commitments given to the Italian Competition Authority (the "Authority") that were reserved matters in the public version of the provision, available on the internet site www.agcm.it, with which the Authority authorised the merger by incorporation of ASM into AEM. The purpose of these undertakings is to resolve on a structural level the links that exist between the group created by the merger, on the one hand, and the group consisting of Endesa Italia S.p.A. ("Endesa Italia") and Endesa Europa S.L. ("Endesa Europa") on the other, which could create risks of coordination between these groups and specifically concern:

1. an undertaking by A2A to create ways of resolving its links with Endesa Italia, including an operation which will involve the sale of ASM's shareholding in Endesa Italia, and the contextual purchase by ASM of the productive assets owned by Endesa Italia; and
2. an undertaking by A2A to resolve on a structural level the link that exists with Endesa Europa, consisting of the Ergon Energia S.r.l. industrial joint-venture.

For further information

ASM	AEM
Media Relations	**Communication and Public Relations**
Alfredo Ghiroldi	Press Office:
T. +39-030-3554590	T. +39-02-77204582
E. aghiroldi@asm.it	E. ufficiostampa@aem.it
Investor Relations	**Investor Relations**
Tommaso Lavegas	Renata Bonfiglio
T. +39-030-3554784	T. +39-02-77203879
E. tlavegas@asm.it	E. ir@aem.it
www.asm.it	**www.aem.it**

PROSPECTUS UPDATE PUBLISHED

Milan - Brescia, 28 December 2007. AEM S.p.A. ("AEM") and ASM S.p.A. ("ASM") announce that they have made the modifications made to the prospectus drawn up pursuant to art. 70 subsection 4 of the Consob Regulation no. 11971/1999 and subsequent supplements ("The Issuer Regulation") and published on 11 October 2007 concerning the merger by incorporation of AMSA S.p.A. and ASM into AEM (which will change its company name to A2A S.p.A. from 1 January 2008) (the "Update") available to the public at the registered offices of AEM, ASM and Borsa Italiana S.p.A..

The Update has been drawn up and is published for the purposes of exemption from the obligation to publish a listing prospectus for the trading of A2A shares offered in connection with the merger, as provided in art. 57, subsection 1, paragraph d) of the Issuer Regulation, and after the judgment of equivalence issued by Consob pursuant to art. 57, subsections 1-ter and 1-quarter of the Issuer Regulation.

The Update will also be available on the following internet sites: www.aem.it and www.asm.it, which will be replaced by www.a2a.eu from 1 January 2008.

For further information

ASM	AEM
Media Relations	**Communication and Public Relations**
Alfredo Ghiroldi	Press Office:
T. +39-030-3554590	T. +39-02-77204582
E. aghiroldi@asm.it	E. ufficiostampa@aem.it
Investor Relations	**Investor Relations**
Tommaso Lavegas	Renata Bonfiglio
T. +39-030-3554784	T. +39-02-77203879
E. tlavegas@asm.it	E. ir@aem.it
www.asm.it	**www.aem.it**

END